[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.annemcbride.com

02 DEC 30 AM 8:53

02060860

SUPPL

December 23, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir,

Attached you will find the latest press release that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

dw 1/9

PRESS RELEASE

Lenzing, 02.12.2002

ROSENBAUER TAKES OVER LENZING TECHNIK'S EXTINGUISHER PROGRAM

In December, **ROSENBAUER** - the internationally successful supplier of fire-fighting equipment with head offices at Leonding, Austria, signed an agreement with **LENZING Technik GmbH & Co KG**, a subsidiary of the Lenzing Group, to take over its range of foam extinguisher products.

The agreement covers the product segment of stationary and mobile foam extinguishers and thus complements Rosenbauer's range of products. Lenzing Technik, the engineering and plant construction company, will withdraw completely from this market segment. During the recent year Lenzing earned sales of approximately EUR 1.5 mill. with its extinguishing equipment.

Lenzing Technik generates annual sales of about EUR 65 mill. The company implements projects, supplies systems and services focusing on the pulp and fiber industry in all parts of the world and provides customers with automation solutions and industrial services in broad industry sectors.

The Rosenbauer group will generate sales of about EUR 285 mill. in fiscal 2002, resulting in an EBT of approximately EUR 13 mill.

Rosenbauer International AG
Paschinger Strasse 90,
A-4060 Leonding, Austria
Phone:++43/732/6794-568
E-mail: ir@rosenbauer.com
www.rosenbauer.com
Mag. Gerda Königstorfer

Lenzing Technik GmbH & Co KG
Werkstrasse 2,
A-4860 Lenzing, Austria
Phone: ++43/7672/701-2311
Fax: ++ 43/7672/918-2311
E-mail: w.daubek@lenzing.com
www.lenzing-technik.com
Wolfram Daubek-Puza

Photographs can be obtained on request!